Commonwealth Telephone Enterprises, Inc.

100 CTE Drive

Dallas, Pennsylvania 18612-9774

July 27, 2005

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Commonwealth Telephone Enterprises, Inc.

Amendment Withdrawal Request

SEC File No. 333-124555

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Commonwealth Telephone Enterprises, Inc. hereby requests the withdrawal of Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 (the “Amendment”), Registration No. 333-124555, filed July 26, 2005. The Amendment was inadvertently filed with the wrong form type and is currently reflected as a post-effective amendment to provide updated prospectus information (POS AM) instead of a post-effective amendment filed solely to add exhibits to a registration statement (POS EX). We wish to withdraw the Amendment to correct this error. Simultaneous with the submission of this letter, we will be filing a revised Post-Effective Amendment No. 1 solely to rectify the EDGAR filing error specified above.

We appreciate your assistance in this matter. Please do not hesitate to call me at 570-631-2802, or Lucy Fato (212-450-4596) or Mark Schwartz (212-450-4662) of Davis Polk & Wardwell, with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Raymond B. Ostroski

Raymond B. Ostroski

Senior Vice President, General Counsel & Secretary